Frederic Dorwart, Lawyers

Attorneys at Law

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Tulsa, Oklahoma 74103

MEMORANDUM

DATE:	April 20, 2011

SUBJECT:	Responses to Comments from SEC regarding the Cavanal Hill Funds (“CHF”) Post-Effective Registration Statement filed February 11, 2011

FROM:	Amy E. Newsome and H. Steven Walton, Fund Counsel

TO:	Patricia Williams, Securities Exchange Commission (“SEC”)

CC:	Amber Merchant

The following comments were provided by Patricia Williams (the “SEC Reviewer”) in a phone conversation with Amy Newsome, Legal Counsel to the Cavanal Hill Funds, on March 25, 2011. Please see Fund responses to the comments and let us know if you have any further questions.

Comment #1: The SEC Reviewer requested each of the CHFs review its principal risk factors, with the goal of more narrowly tailoring risks to the particular funds’ strategy.

          Fund Response: The risk factors for each of the CHFs were reviewed and revised as set forth in Exhibit A.

Comment #2: The SEC Reviewer instructed the removal of the footnote under the Expense Tables that reads: “Shareholder Servicing Fees are paid only to service providers that enter into a Shareholder Servicing Agreement with the Funds.”

          Fund Response: The language has been removed.

Comment #3: The SEC Reviewer noted that the date in the footnote under the Expense Tables regarding waivers did not extend beyond one-year after the effective date.

          Fund Response: The waivers were extended after the initial filing and the date changed.

Comment #4: The SEC Reviewer identified the following statement in the Tax-Free Money Market Fund Prospectus: “The fund may also invest in the securities of money market mutual funds that invest primarily in obligations exempt from federal income tax.” The SEC Reviewer indicated that this fact required consideration of additional disclosure in the Expense Table regarding acquired fund fees.

          Fund Response: The Fund is aware of the acquired fund requirements and has confirmed that additional disclosure is not required.

Comment #5: The SEC Reviewer directed that a definition of “Total Return” be added to the Intermediate Bond Fund Prospectus (it is currently a defined term in the Glossary of the Statutory Prospectus).

          Fund Response: The definition was added to the Intermediate Bond Fund Prospectus.

Comment #6: The SEC Reviewer requested information regarding how the holdings in the U.S. Treasury Fund, as reported in the N-CSR for the period ending 8/31/10, are consistent with Investment Company Act of 1940 Section 35(d), which prohibits the adoption of a fund name that is “materially deceptive or misleading.”

          Fund Response: The Cavanal Hill U.S. Treasury Fund name is not misleading because the investments of the U.S. Treasury Fund are fully invested in obligations that are backed by the United States Treasury.

In the section of the Prospectus titled “Investment Instruments,” the Fund defines U.S. Treasury Obligations as follows:

“Bills, notes, bonds, Ginnie Maes, separately traded registered interest and principal securities, and coupons under bank entry safekeeping. Any other obligation that is backed by the full faith and credit of the U.S. government (e.g., FDIC-Guaranteed debt under the Temporary Liquidity Guarantee Program).”

The foregoing definition includes all obligations that are backed by the full faith and credit of the U.S. government because such obligations are ultimately the obligation of the U.S. Treasury.

The Fund also relies on SEC guidance regarding the appropriateness of “looking through” a repurchase agreement when evaluating compliance with the name rule (Rule 35(d)). The SEC’s view is articulated in the final Investment Company Names rule release [Release No. IC-24828; File No. S7-11-97], footnote 13:

“We note that, for purposes of applying the 80% investment requirement, an investment company may “look through” a repurchase agreement to the collateral underlying the agreement (typically, government securities), and apply the repurchase agreement toward the 80% investment requirement based on the type of securities comprising its collateral. Cf. Treatment of Repurchase Agreements and Refunded Securities as an Acquisition of the Underlying Securities, Investment Company Act Release No. 24050 (Sept. 23, 1999) [(64 FR 52476 (Sept. 29, 1999)] (proposing rule that would codify prior staff positions permitting investment companies to “look through” counterparties to certain repurchase agreements and treat securities comprising the collateral as investments for certain purposes under the Act.”

This “look through” approach is also disclosed in the Fund’s prospectus, which states: “Under normal circumstances, the Fund invests at least 80% of its assets in U.S. Treasury obligations, some or all of which may be subject to repurchase agreements.”

The quoted statement also satisfies Section 35(d) implementing rule, Rule 35d-1(a)(2), which requires a Fund that has a name that suggests a focus on a particular investment to adopt a policy that, under normal circumstances, at least 80% of the value of its assets are invested in such industry.

As of 8/31/2010, the Cavanal Hill U.S. Treasury Fund’s holdings consisted of the following:

•

16.9% in corporate bonds guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program (the “Program”). The Program is backed by the full faith and credit of the U.S. government and is specifically identified in the prospectus definition of U.S. Treasury Obligations.

•	13.7% in U.S. Treasury Cash Management Bills and U.S. Treasury Notes.
•	69.3% in four Repurchase Agreements, each collateralized by either GNMA (37.77%) or U.S. Treasury Notes and Bonds (31.57%)

In accordance with the definition of U.S. Treasury Obligation adopted by the Fund and SEC guidance regarding repurchase agreements, the investments of the U.S. Treasury Fund are fully invested in obligations that are backed by the U.S. Treasury.

Comment #7: The SEC Reviewer requested information regarding how the mortgage-backed securities holdings in the Short-Term Income Fund, the Intermediate Bond Fund and the Bond Fund (the “Funds” for purposes of this question), as reported in the N-CSR for the period ending 8/31/10, are consistent with Investment Company Act of 1940 Section 13(a)(3), which prohibits deviation from a policy to concentrate, or not concentrate, investments in any specified industry.

Fund Response: The Funds do not have a concentration policy directed at mortgage-backed securities. At your request we have reviewed the Funds’ prospectuses and Statements of Additional Information from the inception of the Funds and can confirm that the Funds have never made any statement regarding their intention to concentrate in mortgage-backed securities, or regarding the application of the general concentration policy of such Funds to mortgage-backed securities.1

The Funds’ do not have, and have never had, a concentration policy directed at mortgage-backed securities for a simple reason: the Funds do not consider, and have never considered, mortgage-backed securities to constitute an “industry.” Rather, the Funds consider mortgage-backed securities to constitute a type of security. Based on our discussions with SEC Staff it appears to us that the comment in question derives from a position by the SEC Staff members with whom we spoke that mortgage-backed securities may be an “industry.” We respectfully disagree with this position.

After an exhaustive research of applicable SEC rules, regulations and interpretive guidance, we have found nothing in which the Commission has taken the position that mortgage-backed securities are an “industry” for purposes of Section 13(a). Likewise, we have consulted with other investment management counsel and service providers to a number of mutual funds, and they were each uniformly unaware of any instructions from the Commission requiring or directing that mortgage-backed securities be treated as an “industry” for purposes of Section 13(a). By contrast, as discussed in detail below, as recently as 2010 in litigation regarding unauthorized changes to a concentration policy, the Commission and its General Counsel’s office specifically refused to take the position that mortgage-backed securities constitute an “industry” for concentration policy purposes.

Finally, if the Commission is now of the view expressed by SEC Staff, that mortgage-backed securities should be subjected to the “industry” based characterization required by Section 13(a), the Funds believe that it would be inappropriate to treat the vast, complex mortgage-backed securities area as a single, monolithic “industry.” Rather, given the more than $2 trillion invested in private issue mortgage-backed securities and the extreme differences among types of mortgage-backed securities, it would be reasonable, and certainly within the authority

[1]

The Funds’ Concentration Policies are attached as Exhibit B. In general, they largely follow the language of Section 13(a)(3) and simply indicate that the Funds will not invest more than 25% of Fund assets in a single “industry,” with exceptions that track those contained in the statute.

historically granted by the Commission to mutual funds to adopt reasonable definitions of “industries” for Section 13(a) purposes, to divide mortgage-backed securities into a series of distinct industries. We provide information below regarding the division of mortgage-backed securities followed by our Fund managers, other professional investors, the US Federal Reserve System and the US Treasury Department, and as reported by widely followed information sources such as Bloomberg. If the Commission decides to find “industries” in the mortgage-backed securities area, we believe the divisions in this space followed by all these groups would be appropriate. And if these divisions are adopted, we note that none of the Funds had, as of the date under consideration (or has had at any other time), concentrations in any of these potential “industries” in excess of 25% of their assets.

Mortgage-Backed Securities Are Not An Industry

There is no common industry classification for mortgage-backed securities. Industry is not defined in the ICA. In the past, the SEC suggested use of the “Directory of Companies Filing Annual Reports with the SEC” for the purpose of determining industry classifications. See, Guidelines For The Preparation of Form N-8B-1, 1992 SEC LEXIS 1494, at *25 (June 9, 1972)(“N-8B-1 Guidelines”).2 The Directory is no longer published but it did not identify mortgage-backed securities as an industry. The Standard Industrial Code (“SIC”) listing has also been used to categorize industries for a variety of purposes. Although still in service, there does not exist a SIC designation for mortgage-backed securities. A more recently established source for industry classifications is the North American Industry Classification System (“NAICS”) but it does not have a mortgage-backed security code either. The SEC does include a definition of mortgage-backed security on its website, http://www.sec.gov/answers/mortgagesecurities.htm. The website references the Securities Exchange Act of 1934 (“Exchange Act”) Section 3(a)(41) definition of mortgage-backed security. Neither the Exchange Act definition nor the web-site describes mortgage-backed securities as an industry.

Legal Guidance Regarding Industry Classifications

The requirements regarding investment company concentration policies are found in Sections 8(b)(1)(E) and 13(a)(3) of the Investment Company Act (“ICA”). Together, they require a fund to disclose any policy to invest more than 25% of its assets in the securities of issuers in a single industry and to limit such investments in a single industry in excess of that amount or to change an articulated policy without shareholder consent. The current N-1A requires disclosure of any policy to concentrate but does not require any particular disclosure regarding a decision not to concentrate.

The SEC addressed industry classifications in the N-8B-1 Guidelines. In addition to identifying the Directory of Companies, which is no longer published, they indicated only that “[c]lassifications should not be so broad that the primary economic characteristics of the companies in one class are materially different.”

In 1983, when the SEC adopted Form N-1A, it issued guidelines to assist investment companies with preparation of registration statements. In Guide 19 of those guidelines, the staff stated:

In determining industry classifications, [a registrant] *** may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

Recently, the SEC stated that “[a]lthough the 1983 guidelines do not apply to registration statements currently filed under Form N-1A . . . the Commission agrees with the portion of Guide 19 quoted above, upon which the

[2]	The Guidelines were no longer published after the adoption of Form N-1A in 1983 but the SEC has acknowledged their usefulness when discussing matters that were addressed in the Guidelines.

investment company industry continues to rely . . . .” Brief Amicus Curiae of the Securities and Exchange Commission filed March 25, 2010 (“SEC Brief”) in In re Charles Schwab Corp. Secs. Litig., 2010 WL 1261705 (N.D. Cal. March 30, 2010) (“Schwab”).

In Schwab, the court confirmed that “a promoter is free to define an industry in any reasonable way when it establishes a fund and assumes for the sake of argument that the promoter may unilaterally, even after the fund is up and running, clarify in a reasonable way a definitional line that may otherwise be vague.” Schwab at p. 9. Similarly, the SEC stated that shareholder approval isn’t necessary every time that an investment company changes an industry classification – or commercial classification schemes undergo revision. See, SEC Brief at p. 14. It is not the “rejiggering” of industry definitions that triggers a concentration policy violation. Id. “It is the deviation from a previously recited concentration policy – investing fund assets in ways contrary to the recited policy – that requires shareholder approval.” SEC Brief at p. 14.

Schwab does not stand for the proposition that mortgage-backed securities constitute an industry. The concentration policy violation in the Schwab case arose out of a change to a Schwab-created definition of mortgage-backed securities as an industry.3 Unlike the Schwab fund, the Funds have never considered or treated mortgage-backed securities as a single industry. The Funds have not ever committed to shareholders to treat mortgage-backed securities as a single industry. The Funds’ shareholders were, however, regularly informed about the extent to which the Funds invested in mortgage-backed securities.

It is significant that neither the Schwab Court, nor the Commission made a determination that mortgage-backed securities must constitute an industry for all intents and purposes. The Schwab case and the SEC Brief offer in-depth analysis and consideration of the treatment of mortgage-backed securities for 13(a)(3) purposes and represent the most recent articulation of legal and regulatory standards that should be applied to concentration policy analysis. The fact that the Commission was given an opportunity to state that it viewed mortgage-backed securities as an industry in the Schwab case and did not choose to do so certainly supports the Funds view that it is not required to treat mortgage-backed securities as an industry.

Appropriate Classifications Of Mortgage-Backed Securities

If, despite recent guidance from the Commission, the SEC Staff’s view is adopted and the Funds are required to accord mortgage-backed securities some sort of industry status, sub-classifications would certainly be warranted. For purposes of portfolio management, the Funds have long-given consideration to differences among mortgage-backed securities and believe that it would be appropriate to utilize such sub-classifications if they are required to consider the market of mortgage-backed securities as an industry for purposes of ICA concentration analysis.

The mortgage-backed sector consists of securitized fixed income instruments that are issued or supported by U.S. government agencies (agency mortgage-backed sector), and private financial institutions (non-agency mortgage-backed sector). By 2010, the aggregate U.S. non-agency mortgage-backed securities (commercial and residential) represented a market in excess of $2 trillion,4 with a little more than half of that value, approximately $1.2 trillion, consisting of residential mortgage-backed securities. See, Amherst Non-Agency Mortgage Market Monitor, Amherst Securities Group, LP (February 2011). For portfolio management purposes, the Funds subdivide the non-agency residential mortgage-backed securities into five sub-classifications, based on the unique characteristics of the underlying collateral of the securities: (1) Prime-Fixed (2) Prime-ARM (3) Alt-A-Fixed (4) Alt-A ARM, and (5) Subprime.5

[3]

After operating for some time without a concentration policy addressing mortgage-backed securities, the Schwab fund specifically identified non-agency mortgage-backed securities as an industry. Some years later, the Schwab fund disclosed that it no longer viewed mortgage-backed securities as an industry.

[4]	SIFMA. www.sifma.org See, Exhibit D.
[5]

As of February 1, 2011, the outstanding principle balances for the sub-divisions within the non-agency mortgage-backed sector were each in excess of $130 billion. Compared to, for example, NAICS Code Number 321, “Manufacturing, Durable Goods, Wood Products” at $20.8 billion of GDP value add in 2009. See, Bureau of Economic Analysis (BEA) website: www.bea.gov, GDPbyInd_VA_NAICS_1998-2009.xls

Mortgage-Backed Security Sub-Classification Use

Common industry practice is to break down the non-agency mortgage market into sub-categories for financial reporting, risk disclosure, and investment research purposes. Bloomberg, the U.S. Federal Reserve System, the U.S Treasury, the Federal Home Loan Bank of New York, Metlife, Bank of America, Morgan Stanley, J.P. Morgan, Barclays Capital, Amherst and Moody’s have each used the same or similar categories as the Funds. See, Exhibit C.

What each of the identified market participants have acknowledged is that there are defining characteristics of non-agency mortgage-backed securities and it is appropriate to accord the various sub-classifications differing treatment. The Funds consider the characteristics of the underlying loan referenced in its non-agency mortgage-backed security investments. Because the underlying asset collateralizing the non-agency mortgage-backed security is a loan, the Funds focus on the differentiation of the loan collateral. The Funds also give consideration to credit, pre-payment, geographical distribution, performance and pricing differences among the various sub-classifications.

Use of Portfolio Manager Sub-Classifications for Purposes of Concentration Analysis

If the five sub-classifications outlined above were applied to each of the Funds’ holdings as reported in its most recent N-CSR, the percentage holdings would be as set forth below:

•	Short-Term Income Fund
	o Agencies-	2.55%
	o Prime-Fixed -	20.67%
	o Prime-ARM -	11.87%
	o Alt-A-Fixed -	8.61%
	o Alt-A ARM -	1.01%
	o Subprime -	0.00%

•	Intermediate Bond Fund
	o Agencies -	5.62%
	o Prime-Fixed -	22.83%
	o Prime-ARM -	3.08%
	o Alt-A-Fixed -	14.55%
	o Alt-A ARM -	0.30%
	o Subprime -	0.00%

•	Bond Fund
	o Agencies -	4.94%
	o Prime-Fixed -	16.64%
	o Prime-ARM -	9.06%
	o Alt-A-Fixed -	18.90%
	o Alt-A ARM -	0.00%
	o Subprime -	0.00%

While not an acceptance of the premise that it is appropriate to describe mortgage-backed securities as an industry, if the reasonable classifications that are applied by many in the industry to the mortgage-backed securities market are applied to the Funds’ holdings, each of the Funds continue not to have a policy to concentrate investments in any specified industry and have not deviated from that decision.

Exhibit A
Principal Investment Risks

U.S. Treasury Fund
• Income Risk — The Fund’s yield may decrease due to a decline in interest rates.
• Interest Rate Risk — The value of the Fund’s interest-bearing investments may decline due to an increase in interest rates. In general, the longer a security’s maturity, the greater the interest rate risk. The Fund’s yield may decrease due to a decline in interest rates.
• Liquidity Risk — Certain securities may be difficult or impossible to sell at the time and the price that would normally prevail in the market.
• Management Risk — There is no guarantee that the investment techniques and risk analyses used by the Fund’s portfolio managers will produce the desired results.
• Market Risk — The market value of a security may move up and down, sometimes rapidly and unpredictably.

Cash Management Fund
• Banking Risk — To the extent that the Fund invests in securities issued by U.S. Banks, foreign banks and U.S. branches of foreign banks, the Fund’s performance will be susceptible to the risks associated with the financial services sector.
• Credit Risk — Credit risk is the possibility that the issuer of a debt instrument will fail to repay interest and principal in a timely manner or a counterparty may be unable to fulfill an obligation to repurchase securities from the Fund, reducing the Fund’s return.
• Foreign Investment Risk — Higher transaction costs, delayed settlements, currency controls and adverse economic and political developments may affect foreign investments.
• Income Risk — The Fund’s yield may decrease due to a decline in interest rates.
• Interest Rate Risk — The value of the Fund’s interest-bearing investments may decline due to an increase in interest rates. In general, the longer a security’s maturity, the greater the interest rate risk. The Fund’s yield may decrease due to a decline in interest rates.
• Issuer Specific — The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, earnings and sales trends, investor perceptions, financial leverage and reduced demand for the issuer’s goods or services.
• Liquidity Risk — Certain securities may be difficult or impossible to sell at the time and the price that would normally prevail in the market.
• Management Risk — There is no guarantee that the investment techniques and risk analyses used by the Fund’s portfolio managers will produce the desired results.
• Market Risk — The market value of a security may move up and down, sometimes rapidly and unpredictably.
• Regulatory Risk — Change in laws or regulations may materially affect a security, business, sector or market. Regulatory risk also includes the risk associated with federal and state laws which may restrict the remedies that a lender has when a borrower defaults on loans.

Tax-Free Money Market Fund
• Credit Enhancement Risk — A “credit enhancer,” such as a letter of credit, may decline in quality and lead to a decrease in the value of the Fund’s investments.
• Credit Risk — Credit risk is the possibility that the issuer of a debt instrument will fail to repay interest and principal in a timely manner or a counterparty may be unable to fulfill an obligation to repurchase securities from the Fund, reducing the Fund’s return.
• Interest Rate Risk — The value of the Fund’s interest-bearing investments may decline due to an increase in interest rates. In general, the longer a security’s maturity, the greater the interest rate risk. The Fund’s yield may decrease due to a decline in interest rate.
• Issuer Specific — The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, earnings and sales trends, investor perceptions, financial leverage and reduced demand for the issuer’s goods or services.
• Liquidity Risk — Certain securities may be difficult or impossible to sell at the time and the price that would normally prevail in the market.
• Management Risk — There is no guarantee that the investment techniques and risk analyses used by the Fund’s portfolio managers will produce the desired results.

• Market Risk — The market value of a security may move up and down, sometimes rapidly and unpredictably.
• Tax Risk — The issuer of securities may fail to comply with certain requirements of the Internal Revenue Code, which could cause adverse tax consequences. Also, the use of investment practices that seek to minimize tax consequences may lead to investment decisions that do not maximize the returns on an after-tax basis. Economic developments or unforeseeable investor redemptions may also reduce returns without any corresponding increase in tax efficiency.

Short-Term Income Fund
• Credit Risk — Credit risk is the possibility that the issuer of a debt instrument will fail to repay interest and principal in a timely manner or a counterparty may be unable to fulfill an obligation to repurchase securities from the Fund, reducing the Fund’s return.
• Interest Rate Risk — The value of the Fund’s investments may decline due to an increase in interest rates. In general, the longer a security’s maturity, the greater the interest rate risk. The Fund’s yield may decrease due to a decline in interest rates.
• Liquidity Risk — Certain securities may be difficult or impossible to sell at the time and the price that would normally prevail in the market.
• Management Risk — There is no guarantee that the investment techniques and risk analyses used by the Fund’s portfolio managers will produce the desired results.
• Market Risk — The market value of a security may move up and down, sometimes rapidly and unpredictably.
• Mortgage Market Risk — The mortgage market in the United States has experienced difficulties that may adversely affect the performance and market value of certain of the Fund’s mortgage-related investments.
• Prepayment/Call Risk — There is a chance that the repayment of an asset backed or mortgage-backed obligation will occur sooner than expected. Call risk is the possibility that, during periods of falling interest rates, a bond issuer will “call” — or repay — its bond before the bond’s maturity date.
• Valuation Risk — The risk associated with the assessment of appropriate pricing in a changing market where trading information may not be readily available.
• Zero Coupon — The market prices of securities structured as zero coupon or pay-in-kind securities are generally affected to a greater extent by interest rate changes.

Intermediate Bond Fund
• Banking Risk — To the extent that the Fund invests in securities issued by U.S. Banks, foreign banks and U.S. branches of foreign banks, the Fund’s performance will be susceptible to the risks associated with the financial services sector.
• Credit Risk — Credit risk is the possibility that the issuer of a debt instrument will fail to repay interest and principal in a timely manner or a counterparty may be unable to fulfill an obligation to repurchase securities from the Fund, reducing the Fund’s return.
• Derivative Risk — The risk of investing in derivative instruments, including liquidity, interest rate, market, credit and management risks, mispricing or improper valuation. Changes in the value of derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.
• Interest Rate Risk — The value of the Fund’s investments may decline due to an increase in interest rates. In general, the longer a security’s maturity, the greater the interest rate risk. The Fund’s yield may decrease due to a decline in interest rates.
• Liquidity Risk — Certain securities may be difficult or impossible to sell at the time and the price that would normally prevail in the market.
• Management Risk — There is no guarantee that the investment techniques and risk analyses used by the Fund’s portfolio managers will produce the desired results.
• Market Risk — The market value of a security may move up and down, sometimes rapidly and unpredictably.
• Mortgage Market Risk — The mortgage market in the United States has experienced difficulties that may adversely affect the performance and market value of certain of the Fund’s mortgage-related investments.
• Prepayment/Call Risk — There is a chance that the repayment of an asset backed or mortgage backed obligation will occur sooner than expected. Call risk is the possibility that, during periods of falling interest rates, a bond issuer will “call” — or repay — its bond before the bond’s maturity date.
• Valuation Risk — The risk associated with the assessment of appropriate pricing in a changing market where trading information may not be readily available.

Bond Fund
• Credit Risk — Credit risk is the possibility that the issuer of a debt instrument will fail to repay interest and principal in a timely manner or a counterparty may be unable to fulfill an obligation to repurchase securities from the Fund, reducing the Fund’s return.
• Derivative Risk — The risk of investing in derivative instruments, including liquidity, interest rate, market, credit and management risks, mispricing or improper valuation. Changes in the value of derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.
• Interest Rate Risk — The Fund’s investments may decline due to an increase in interest rates. In general, the longer a security’s maturity, the greater the interest rate risk. The Fund’s yield may decrease due to a decline in interest rates.
• Liquidity Risk — Certain securities may be difficult or impossible to sell at the time and the price that would normally prevail in the market.
• Management Risk — There is no guarantee that the investment techniques and risk analyses used by the Fund’s portfolio managers will produce the desired results.
• Market Risk — The market value of a security may move up and down, sometimes rapidly and unpredictably.
• Mortgage Market Risk — The mortgage market in the United States has experienced difficulties that may adversely affect the performance and market value of certain of the Fund’s mortgage-related investments.
• Regulatory Risk — Change in laws or regulations may materially affect a security, business, sector or market. Regulatory risk also includes the risk associated with federal and state laws which may restrict the remedies that a lender has when a borrower defaults on loans.
• Valuation Risk — The risk associated with the assessment of appropriate pricing in a changing market where trading information may not be readily available.

Intermediate Tax-Free Bond Fund
• Credit Enhancement Risk — A “credit enhancer,” such as a letter of credit, may decline in quality and lead to a decrease in the value of the Fund’s investments.
• Credit Risk — Credit risk is the possibility that the issuer of a debt instrument will fail to repay interest and principal in a timely manner or a counterparty may be unable to fulfill an obligation to repurchase securities from the Fund, reducing the Fund’s return.
• Interest Rate Risk — The value of the Fund’s investments may decline due to an increase in interest rates. In general, the longer a security’s maturity, the greater the interest rate risk. The Fund’s yield may decrease due to a decline in interest rates.
• Issuer Specific — The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, earnings and sales trends, investor perceptions, financial leverage and reduced demand for the issuer’s goods or services.
• Liquidity Risk — Certain securities may be difficult or impossible to sell at the time and the price that would normally prevail in the market.
• Management Risk — There is no guarantee that the investment techniques and risk analyses used by the Fund’s portfolio managers will produce the desired results.
• Market Risk — The market value of a security may move up and down, sometimes rapidly and unpredictably.
• Prepayment/Call Risk — There is a chance that the repayment of an asset backed or mortgage backed obligation will occur sooner than expected. Call risk is the possibility that, during periods of falling interest rates, a bond issuer will “call” — or repay — its bond before the bond’s maturity date.
• Tax Risk — The issuer of securities may fail to comply with certain requirements of the Internal Revenue Code, which could cause adverse tax consequences. Also, the use of investment practices that seek to minimize tax consequences may lead to investment decisions that do not maximize the returns on an after-tax basis. Economic developments or unforeseeable investor redemptions may also reduce returns without any corresponding increase in tax efficiency.

Balanced Fund
• Credit Risk — Credit risk is the possibility that the issuer of a debt instrument will fail to repay interest and principal in a timely manner or a counterparty may be unable to fulfill an obligation to repurchase securities from the Fund, reducing the Fund’s return.
• Foreign Investment Risk — Higher transaction costs, delayed settlements, currency controls and adverse economic and political developments may affect foreign investments.

• Interest Rate Risk — The value of the Fund’s investments may decline due to an increase in interest rates. In general, the longer a security’s maturity, the greater the interest rate risk. The Fund’s yield may decrease due to a decline in interest rates.
• Issuer Specific — The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, earnings and sales trends, investor perceptions, financial leverage and reduced demand for the issuer’s goods or services.
• Liquidity Risk — Certain securities may be difficult or impossible to sell at the time and the price that would normally prevail in the market.
• Management Risk — There is no guarantee that the investment techniques and risk analyses used by the Fund’s portfolio managers will produce the desired results.
• Market Risk — The market value of a security may move up and down, sometimes rapidly and unpredictably.
• Mortgage Market Risk — The mortgage market in the United States has experienced difficulties that may adversely affect the performance and market value of certain of the Fund’s mortgage-related investments.
• Prepayment/Call Risk — There is a chance that the repayment of an asset backed or mortgage backed obligation will occur sooner than expected. Call risk is the possibility that, during periods of falling interest rates, a bond issuer will “call” — or repay — its bond before the bond’s maturity date.
• Small Cap Risk — Small cap companies may be more vulnerable to adverse business or economic developments.
• Valuation Risk — The risk associated with the assessment of appropriate pricing in a changing market where trading information may not be readily available.

U.S. Large Cap Equity Fund
• Issuer Specific — The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, earnings and sales trends, investor perceptions, financial leverage and reduced demand for the issuer’s goods or services.
• Limited Number of Holdings — As a large percentage of a fund’s assets may be invested in a limited number of securities, each investment has a greater effect on a Fund’s overall performance and any change in the value of those securities could significantly affect the value of your investment in the fund.
• Management Risk — There is no guarantee that the investment techniques and risk analyses used by the Fund’s portfolio managers will produce the desired results.
• Market Risk — The market value of a security may move up and down, sometimes rapidly and unpredictably.

Exhibit B
Concentration Policies

With respect to concentration, the Funds are subject to the following two general statements:

1.

None of the Funds may:
10. Purchase a security if, as a result, more than 25% of the value of its total assets would be invested in securities of one or more issuers conducting their principal business activities in the same industry, provided that (a) this limitation shall not apply to obligations issued or guaranteed by the U.S. government or its agencies and instrumentalities; (b) wholly owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of their parents; and (c) utilities will be divided according to their services (for example, gas, gas transmission, electric and gas, electric, and telephone will each be considered a separate industry).

2.	In addition, the Bond Funds (Short-Term Income Fund, Intermediate Bond Fund, Bond Fund and Tax-Free Bond Fund) may not:

1. Purchase a security if, as a result, more than 25% of the value of its total assets would be invested in securities of one or more issuers conducting their principal business activities in the same industry, provided that (a) this limitation shall not apply to obligations issued or guaranteed by the U.S. government or its agencies and instrumentalities; (b) wholly owned finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of their parents; (c) utilities will be divided according to their services (for example, gas, gas transmission, electric and gas, electric, and telephone will each be considered a separate industry); and (d) this limitation shall not apply to Municipal Securities or governmental guarantees of Municipal Securities; and further, that for the purpose of this limitation only, private activity bonds that are backed only by the assets and revenues of a non-governmental user shall not be deemed to be Municipal Securities.

Exhibit C
Mortgage-Backed Security Sub-Classification Use

The Funds use Bloomberg extensively to research and evaluate investment decisions. Bloomberg screens provide the following mortgage-backed securities classifications:

1) Prime-Fixed
2) Prime-ARM
3) Alt-A-Fixed
4) Alt-A ARM, and
5) Subprime

The U.S. Federal Reserve System is one of the largest holders of non-agency mortgage-backed securities as a result of their Maiden Lane financial stability investment programs. The Federal Reserve Bank of New York’s December 31, 2010 financial statements for Maiden Lane II, LLC assets broke their non-agency mortgage-backed security holdings into the following three subsectors:

1) Alt-A Arm
2) Subprime
3) Option Arm

The United States Department of the Treasury also breaks its holdings of non-agency mortgage securities down into subsectors with its Legacy Securities Public-Private Investment Program. The U.S. Treasury Department in its program update for the quarter ended December 31, 2010, Portfolio Holdings-Summary by Sector, showed the following subsectors:

Non-agency RMBS	CMBS:
1) Prime	1) Super senior
2) Alt-A	2) AM mezzanine
3) Subprime	3) AJ mezzanine
4) Option Arm	4) Other CMBS

The Federal Home Loan Bank of New York’s 10K for the fiscal year ending December 31, 2010 classified its non-agency private label mortgage and asset-backed securities in the following subsectors:

1) Prime fixed rate
2) Prime variable rate
3) Alt-A fixed rate
4) Alt-A variable rate
5) Subprime home equity loans – fixed rate
6) Subprime home equity loans – variable rate
7) Subprime manufactured housing loans – fixed rate

In its December 7, 2009 Investor Day presentation, Metlife disclosed the breakdown of its Prime and Alt-A security holdings in the following manner:

1) Prime Hybrid Arms
2) Prime Fixed Rate
3) Alt-A Option Arms
4) Alt-A Hybrid Arms
5) Alt-A fixed rate

For the 2nd quarter 2008, Bank of America disclosed to investors the Countrywide mortgage and home equity loans that are used to collateralized non-agency mortgage-backed securities in the following subsectors:

1) Prime Firsts
2) Prime Pay Options
3) HELOCs
4) Fixed Rate Seconds
5) Sub-prime

Morgan Stanley’s ABS Market Insights research publication dated July 17, 2009 broke the non-agency mortgage-backed market into the following subsectors for their analysis:

1) Subprime – last cash flows
2) Subprime – front pay
3) Alt-A fixed
4) Alt-A hybrid arms
5) Prime fixed
6) Prime hybrid arms

J.P. Morgan’s research report, “Thinking about non-agency rmbs credit”, dated September 2009 referenced a table showing the dollar amount of gross issuance of the sub-industries within the non-agency mortgage-backed sector in the following way:

1) Subprime Arm
2) Subprime fixed
3) Option Arm
4) Alt-A Hybrid
5) Alt-A fixed
6) Prime Arm
7) Prime fixed

Barclays Capital which constructs and updates the Barclays Aggregate Fixed Income index (which is a widely used benchmark to compare against active investment grade fixed income mutual funds) breaks the U.S. MBS and ABS portion of index down in the following subsectors:

1) Fixed rate agency MBS		2) Hybrid Arm
a.	GNMA	3) ABS
	i. 15 year	a.	Credit card
	ii. 30 year	b.	Auto
b.	FHLMC	c.	Home equity
	i. 15 year	d.	Utility
	ii. 20 year	e.	Manufactured Housing
	iii. 30 year	f.	AAA only
iv. Balloon
c.	FNMA
i. 15 year
ii. 20 year
iii. 30 year
iv. Balloon

Amherst Non-Agency Mortgage Market Monitor Report (Reporting through February 2011) breaks the non-agency mortgage-backed securities market down by:

1) Vintage Year
2) Prime-fixed
3) Prime hybrid ARM
4) Alt-A fixed
5) Alt-A hybrid
6) Subprime

In Moody’s Approach to Rating U.S. Residential Mortgage Backed Securities (dated 12/31/08), Moody’s determined that mortgages historically have fallen into one of three very broad categories:

1) Prime Jumbo
2) Subprime
3) Alt-A

Exhibit D

U.S. Mortgage-Related Securities Outstanding USD Billions
	Agency MBS[1]	Agency CMO[1]	Non-Agency[2,4]	Total[3]
2004	3,373.7	1,024.2	1,532.6	5,930.5
2005	3,834.1	1,117.1	2,261.6	7,212.7
2006	4,459.0	1,254.1	2,922.3	8,635.4
2007	4,604.2	1,343.5	3,195.0	9,142.7

2007
Q1	4,100.7	1,270.1	3,045.5	8,416.3
Q2	4,232.5	1,343.2	3,197.8	8,773.5
Q3	4,398.3	1,349.6	3,223.5	8,971.4
Q4	4,604.2	1,343.5	3,195.0	9,142.7

2008
Q1	4,740.5	1,354.5	3,102.9	9,197.9
Q2	4,892.9	1,335.9	2,903.1	9,131.9
Q3	4,981.6	1,341.7	2,800.2	9,123.5
Q4	5,075.2	1,308.5	2,718.2	9,101.9

2009
Q1	5,154.6	1,269.7	2,637.8	9,062.1
Q2	5,372.4	1,250.9	2,530.5	9,153.9
Q3	5,508.8	1,269.9	2,437.2	9,215.9
Q4	5,576.5	1,257.9	2,353.2	9,187.7

2010
Q1	5,583.8	1,271.5	2,278.1	9,133.4
Q2	5,468.1	1,270.4	2,202.6	8,941.2
Q3	5,483.1	1,301.9	2,108.7	8,893.7
Q4	5,517.1	1,322.9	2,071.6	8,911.5

1.	Includes GNMA, FNMA, and FHLMC mortgage-backed securities and CMOs.
2.	Non-Agency MBS includes both CMBS and RMBS.
3.	Total does not account for overlap of collateral.
4.	Non-agency outstandings in non-agency numbers include Re-REMICs/resecuritizations.

NOTE: CMBS outstandings have been revised from 2004 to 2009Q3 and non-agency numbers have been revised accordingly.

Source: GSEs, Bloomberg, American Corelogic Loan Performance, Fitch Ratings, Moodys, S&P, Thomson Reuters, SIFMA